metabolic

RECEIVED

2007 MAR 21 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 March 2007

07021963

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
19 February 2007	ASX	Trading Halt	3
21 February 2007	ASX	Obesity Drug – Phase 2b Clinical Trial Results	6
26 February 2007	ASX	Half Yearly Report & Half Year Accounts	23
26 February 2007	ASIC	Half Yearly Reports (Form 7051)	21

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

dw 3/21

(MPSEC13-3-07.doc)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2007

TIME: 09:43:34

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

19 February 2007

Metabolic Pharmaceuticals Limited

TRADING HALT

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 21 February 2007 or when the announcement is released to the market.

Security Code: MBP

Kate Kidson
Senior Adviser, Issuers

metabolic

19 February, 2007

Ms Kate Kidson
The Companies Section
The Australian Stock Exchange Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Re: Metabolic Pharmaceuticals Limited – Trading Halt Request

Metabolic Pharmaceuticals Limited (MBP) requests a trading in accordance with Listing Rule 17.1.

The reason for the trading halt request is that the Company expects to make an announcement in relation to the results of its Phase 2B *OPTIONS Study* on obesity drug AOD9604.

MBP is not aware of any reason why the trading halt should not be granted by the ASX. Furthermore MBP is not aware of any other relevant information necessary to inform the market in relation to this request.

Yours sincerely,

B Shave

Belinda Shave
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2007

TIME: 08:47:31

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolics obesity drug - Phase 2B clinical trial results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

ASX Announcement

metabolic

ASX code: MBP

Metabolic's obesity drug - Phase 2B clinical trial results

- **Trial results do not support commercial viability of obesity project: programme is terminated**
- **Metabolic will focus on development of its high potential pipeline, which includes pain, osteoporosis and the Oral Peptide Delivery Platform**
- **Current cash position ~$24 million, sufficient to fund all activities in the medium term**

Melbourne, 21 February, 2007. Metabolic Pharmaceuticals Limited (ASX: MBP) announced today that the Phase 2B trial results for its drug, *AOD9604*, do not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition is terminated.

Trial results showed that weight loss compared to placebo at the primary and secondary endpoints of 12 or 24 weeks of treatment, was too low to reach statistical significance. The design of the obesity trial included Phase 3 conditions, such as a broader population of subjects (536 in total) and a formal diet and exercise programme. Under these additional conditions the *AOD9604* treatment did not demonstrate the weight loss required to support commercial outcomes.

The Company will focus on its other projects, including *ACV1* for neuropathic pain (currently in Phase 2 trials) and *AOD9604* for osteoporosis, as well as extending the application of its *Oral Peptide Delivery Platform* to other high value drugs.

Dr Arthur Emmett, Chairman of Metabolic said "It is the nature of our industry that not all clinical stage drugs progress from Phase 2 to Phase 3 trials. That is why the Board of Directors has long emphasised the building of a strong and diverse pipeline. We will progress our programmes for the treatment of neuropathic pain and osteoporosis, and are continuing with preclinical development of the *Oral Peptide Delivery Platform*. These products are aimed at addressing unmet needs in multi-billion dollar markets".

Metabolic CEO, Dr Roland Scollay, said "We set out to conduct a high quality trial that would be predictive of a Phase 3 result and provide data to establish the commercial viability, or otherwise of the drug, prior to committing to the significant expense of a full Phase 3 trial. These objectives were achieved. The important thing for Metabolic now is that we maintain our focus on advancing the development of our other programmes, all of which have the potential to generate significant value for shareholders".

Weight loss at the primary and secondary endpoints of 12 or 24 weeks of treatment, after allowing for the effects of the diet and exercise programme, was less than 1 kg in all dose groups. There was a subgroup, predetermined in the trial design, which did show weight loss at the levels seen in the previous trial (see appendix), but the overall population did not respond consistently. Given the high levels of weight loss seen in the placebo group (diet and exercise but no drug), it may be that the drug effects were overwhelmed by the effective weight loss programme, a programme which was consistent with that outlined in the relevant FDA guidelines. The safety and tolerability of *AOD9604* was excellent with no evidence of any difference from placebo.

The result of the *OPTIONS Study* has been announced ahead of schedule due to the clear and definitive outcomes which required less internal analysis than expected by the Company.

Detailed information regarding the trial design and results can be seen in the Appendix.

Pipeline

ACV1 for Neuropathic Pain currently in Phase 2A clinical trials

The neuropathic pain programme will continue to be a major activity, with the first of two Phase 2A clinical trials on *ACV1* in progress and results due in mid 2007. The second Phase 2A clinical trial is due to commence in March 2007. *ACV1* has shown strong effects in animals and a clean safety and tolerability profile in a human Phase 1 trial. Neuropathic pain is a large and growing market (US$2.7 billion in 2005).

AOD9604 for Osteoporosis

In animal studies, *AOD9604* has shown beneficial effects in the prevention and treatment of osteoporosis. Ongoing animal studies for the osteoporosis programme are expected to be completed during the second half of 2007. Further development will be considered in light of the study results and a costing analysis.

Oral Peptide Delivery Platform

Metabolic's *Oral Peptide Delivery Platform* achieved proof-of-concept in 2006, following animal studies testing a newly created oral variant of Metabolic's pain drug (*ACV1*) which displayed high levels of oral availability for the drug which was previously only effective by injection. The Company is currently designing and testing oral variants of a range of high-value peptide drugs, and will report progress over 2007.

New opportunities

Metabolic will continue its active search for new opportunities to add to the existing pipeline.

Resources

Current cash position of ~$24 million

The Company has sufficient funds to continue all its planned activities in the medium term. Projections show that as at June 2007, Metabolic will have cash reserves sufficient to progress existing projects to significant milestones, including *ACV1* neuropathic pain trials and the advancement of the *Oral Peptide Delivery Platform*.

For further information, contact:

Shareholders
1800 255 018
(free call within Australia)

02 8256 3388
(outside Australia)

Analysts and Institutional Investors
Diana Attana, Assistant Company Secretary / IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

Media
Steve Murphy
Hinton and Associates
T: +61 3 9600 1979
M: 0407 048 275

Appendix 1: The OPTIONS Study trial design

Number of subjects:	536 subjects enrolled, approximately equal numbers of men and women
Key subject selection criteria:	▪ BMI (Body Mass Index) 30-45 kg/m^2; ▪ Age 18-65 years; and ▪ A waist circumference of more than 102 cm for males and 95 cm for females, in otherwise healthy subjects.
Rationale:	A previous Phase 2B trial involved no formal diet and exercise programme. In that trial all five dose groups of *AOD9604* produced average weight loss greater than placebo after 12 weeks of treatment. The response was bimodal for both genders with the best dose group at 1mg, which fell short of significance (p=0.1, p=0.05 required) on the primary analysis but reached significance in the female subgroup. This *OPTIONS Study* was designed to explore doses at and below 1mg and to seek to confirm the prior observations with a formal diet and exercise programme more similar to Phase 3 conditions in line with relevant FDA guidelines.
Blinding status:	Double-blind
Placebo controlled:	Yes
Treatment route:	Oral (tablets)
Study design:	A four-week run-in period commencing at enrolment (week -4) involved the start of a dietician-supervised diet and exercise programme, with all subjects receiving placebo in a single-blinded manner. At week 0 the subjects entered the double-blind period and were randomised to one of the once daily dose levels of *AOD9604* or placebo. At week 24 the treatment and the diet and exercise programme ended. At week 28 the subjects were given final assessments and exited the study.
Dose groups:	0, 0.25, 0.5 and 1 mg (the 0 group was the placebo group)
Primary endpoints:	▪ Statistically significant weight loss after 12 weeks of treatment for any one of three daily AOD9604 oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo; and ▪ Safety and tolerability. The trial was powered for an 80% chance of achieving significance on the primary endpoint if the weight loss compared to placebo was 1.8 kg.
Secondary endpoints:	▪ Weight loss over 24 weeks of treatment; ▪ Comparison of the effects of the three different dose levels; ▪ Waistline reduction over 24 weeks of treatment; ▪ Body fat reduction assessed by whole body DEXA scans; and ▪ Improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.
Trial sites:	16 clinical trial sites throughout Australia
Contract Research Organisation:	Kendle Pty Limited

Appendix 2: Results of the OPTIONS Study

Subject demographics:

56% female (one-third post-menopausal), 44% male

Average height 170 cm

Average weight 106 kg

All dose groups similar

Subjects attending each visit:

Dose Group	0mg	0.25mg	0.50mg	1.0mg
Week 0 (randomisation)	125	127	125	125
Week 12 (primary endpoint)	106	103	101	98
Week 24 (end of treatment)	92	90	90	85

No significant difference between groups.

Primary endpoint – weight loss outcome and comment:

Not met.

A plot of weight change over the course of the study for the full analysis set is provided on the following page.

Pre-defined subgroups for secondary analysis were stratified into gender, initial BMI (<35 or >=35 kg/m^2), and weight loss response to the 4 weeks of diet and exercise before randomization (<2 kg or >=2 kg).

Examination of the subgroups shows that females with low response to the diet and exercise before randomisation show similar effect sizes to those reported in the previous trial.

Our conclusion is that *AOD9604* does not combine or synergise with successful use of an ongoing diet and exercise programme, but may show some effect with moderate weight loss effort in females.

Primary endpoint – safety:

Preliminary analysis shows no evidence of any difference between placebo and any of the *AOD9604* treatment groups on safety or tolerability.

Secondary endpoints:

No relevant findings.


All data (N=503)
Placebo
AOD 0.25mg
AOD 0.50 mg
AOD 1.0 mg
Average Weight change from randomization (kg)
Week (0 to 24 treated)
3
2
1
0
-1
-2
-3
-4
-5
-8
-4
0
4
8
12
16
20
24
28


Females with low (< 2kg) weight loss before treatment (N=149)
Placebo
AOD 0.25mg
AOD 0.50 mg
AOD 1.0 mg
Average Weight change from randomization (kg)
Week (0 to 24 treated)
3
2
1
0
-1
-2
-3
-4
-5
-8
-4
0
4
8
12
16
20
24
28

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2007

TIME: 12:48:50

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

metabolic

26 February 2007

Company Announcements Officer
Australian Securities Exchange Limited
Level 45
South Tower, Rialto
525 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Re: Half-Year Report (Auditor reviewed) - Period Ended 31 December 2006
Pursuant to ASX Listing Rule 4.2A, please find attached for immediate release the Half-Year Report (Auditor reviewed) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the half-year ended 31 December 2006.

Key Financials

- The loss for the half-year was $8,784,306 (*2005: A$4,935,698*);
- The net tangible asset backing per share as at 31 December 2006 was $0.082 (*2005: $0.066*); and
- Cash reserves as at 31 December 2006 in excess of $25 million.

Key Activities (to be read in conjunction with the attached Directors' Report)

- Completed the Phase 2B *OPTIONS Study* for *AOD9604* targeting obesity on time and within budget. Subsequent to 31 December 2006, Metabolic announced that the results of this trial did not support the commercial viability of the drug as a treatment for obesity, and accordingly, development of the drug for this condition has been terminated;
- Commenced the Phase 2A programme for *ACV1* targeting neuropathic pain in two separate trials;
- Completed a Phase 1 extension study for *ACV1* targeting neuropathic pain;
- Identified the likely mechanism of action for *ACV1* for neuropathic pain;
- Progress with creating oral variants of *ACV1* for neuropathic pain;
- Progress with the *Oral Peptide Delivery Platform*; and
- Commenced further animal studies for *AOD9604* targeting osteoporosis.

This letter and the attached Half-Year Report form part of this announcement to the Australian Securities Exchange Limited, and should be read in conjunction with the Company's Annual Report for the year ended 30 June 2006.

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

APPENDIX 4D

INTERIM FINANCIAL REPORT

For the half year ended 31 December 2006

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2006**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2005

INDEX

The information contained herein should be read in conjunction with the Annual Report of Metabolic Pharmaceuticals Limited as at 30 June 2006.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2006 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2005 %**		**2006 $**
Revenue and income from ordinary activities	Down	11.5%	to	637,610
Loss from ordinary activities after tax attributable to members	Loss has increased	78%	to	(8,784,306)
Net Loss for the period attributable to members	Loss has inreased	78%	to	(8,784,306)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the half year ended 31 December 2006 after provision for income tax of nil was $8,784,306 (2005: $4,935,698). The loss for the period includes fully expensing all research, development and patent costs. Income for the period totalled $637,610 including interest revenue of $633,763 and sundry income of $3,847.

	31.12.06	**31.12.05**
Net tangible assets per security	8.2 cents	6.6 cents

Status of review of accounts:
The financial report for the half-year ended 31 December 2006 has been auditor reviewed. The review report is included with the financial report.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year ended 31 December 2006

Table of Contents

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Metabolic Pharmaceuticals Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2006

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") is pleased to submit its report in respect of the financial half-year ended 31 December 2006.

DIRECTORS

The names of the Company's Directors in office during the half-year and until the date of this report are below. Directors were in office for this entire period.

Dr Arthur Emmett, *Non-Executive Chairman*, MB BS
Dr Roland Scollay, *Chief Executive Officer*, BSc, PhD, GAICD
Dr Chris Belyea, *Chief Scientific Officer*, BSc(Hons), PhD, FIPAA
Dr Evert Vos, *Non-Executive Director*, BSc(Hons), BMedSc, PhD, MD
Mr Patrick Sutch, *Non-Executive Director*
Ms Robyn Baker, *Non-Executive Director* LLB (Hons), BA, GCertMgt, GDipAppFin

PRINCIPAL ACTIVITIES

Metabolic's main focus is to take innovative drugs with large market potential through formal preclinical and clinical development. Each of the Company's drugs target diseases or conditions which are not well treated, or only partially treated by existing therapies. If successful, each drug has the potential to improve the lives of millions of people worldwide.

Metabolic is also developing an *Oral Peptide Delivery Platform* to enable newly created, orally delivered variants of existing injected peptide drugs, a technology which has already shown proof-of-concept in rodents. This platform could have high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals. The Company is currently designing and testing oral variants of a range of high-value peptide drugs.

REVIEW AND RESULTS OF OPERATIONS

During the period under review further substantial progress was made on the Company's main projects including, but not limited to:

Phase 2B *OPTIONS Study* completed for Obesity drug *AOD9604*

Metabolic's Phase 2B *OPTIONS Study* for obesity drug *AOD9604* was completed on time and within budget in December 2006. The primary aim of the *OPTIONS Study* was to assess the weight loss of subjects on lower doses of *AOD9604* compared to placebo, firstly over a 12 week period, and secondly over a 24 week period.

On 21 February 2007 the Company announced that the Phase 2B *OPTIONS Study* results for its obesity drug, AOD9604, did not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition has been terminated.

Trial results showed that weight loss at the primary and secondary endpoints of 12 or 24 weeks of treatment, was too low to reach statistical significance. The design of the obesity trial included Phase 3 conditions, such as a broader population of subjects (536 in total) and a formal diet and exercise programme. Under these additional conditions the AOD9604 treatment did not demonstrate the weight loss required to support commercial outcomes.

Phase 2A programme commenced for Neuropathic Pain drug *ACV1*

During the period under review, Metabolic achieved several milestones with its drug for neuropathic pain, *ACV1*. First and foremost, the Phase 2A programme for *ACV1* commenced in September 2006. This programme comprises two separate trials that will address safety and tolerability in patients suffering three different kinds of neuropathic pain; sciatic pain,

which is neuropathic pain caused by physical nerve damage, post-shingles neuropathic pain caused by herpes virus infection and neuropathic pain caused by diabetes. These trials are primarily designed to investigate the safety and tolerability of *ACV1* in patients who suffer from neuropathic pain. They may also provide indications of the efficacy of *ACV1* although the trial is not specifically powered to definitively establish this.

In November 2006, the first group of patients suffering sciatic neuropathic pain was treated with *ACV1* as part of the first Phase 2A trial. Recruitment is continuing and results of this trial are expected to be available in mid 2007. The second trial in patients suffering diabetic neuropathic pain and post-herpetic neuralgia is anticipated to commence in March 2007.

In addition, Metabolic completed a Phase 1 extension study for *ACV1* in December 2006. The purpose of this trial was to study the safety, tolerability and pharmacokinetics of a higher dose of *ACV1* than previously tested in the first Phase 1 trial (which was successfully completed in October 2005). The clean safety and side effect profile shown in the previous Phase 1 study allows Metabolic to enhance the overall *ACV1* data package by expanding knowledge of the "margin of safety" above the anticipated therapeutic dose. Results of this study are expected In March 2007.

During the period under review, a group of leading academic researchers working independently in the US identified the particular molecule in the body that *ACV1* blocks, as well as significant additional information about how it may work to relieve pain and apparently repair damaged nerves. This has enabled Metabolic to understand the drug's likely mechanism of action, which is a key element in the clinical development and commercialisation of a drug with a novel mode of action.

ACV1 is currently being tested in Metabolic's Phase 2A program for neuropathic pain and is administered via subcutaneous injection. Metabolic has made considerable progress testing several variants of this drug that have shown efficacy by oral delivery in rodents. This range of oral variants of *ACV1* has been developed using Metabolic's *Oral Peptide Delivery Platform.*

Proof-of-concept established for Metabolic's *Oral Peptide Delivery Platform*
As mentioned above, Metabolic has made progress with its *Oral Peptide Delivery Platform* to develop new oral variants of existing injected peptide drugs so that they can be taken by mouth rather than injected.

The Company's newly created oral variant of its pain drug, *ACV1*, displays high levels of oral efficacy in rodents, which was previously only effective by injection. Metabolic is currently selecting the lead compound to take into a formal development programme in 2007. The knowledge gained from modifying *ACV1* is assisting the Company in testing its *Oral Peptide Delivery Platform* for application to other injected peptide drugs.

Further animal studies conducted to examine effects of *AOD9604* on Osteoporosis
Animal studies indicate that Metabolic's investigational drug *AOD9604* may have a beneficial role in the prevention and / or treatment of osteoporosis. Further animal studies are in progress to examine the effects of *AOD9604* over a wider range of daily oral doses and to examine whether the drug will work as a treatment for existing osteoporosis as well as prevention. Further development will be considered in light of the result of these ongoing studies and a costing analysis.

Research
Metabolic has continued to progress its early stage in-house discovery projects and to seek external opportunities to add to its pipeline.

Capital raising
Metabolic raised $10.5 million through a Private Placement completed in December 2006 to primarily existing shareholders. This placement resulted in the new issue of 14.6 million shares at $0.72 per share (at no discount to the market price at the time) and represented less than 5% of the total issued capital of Metabolic. The Company also raised a further $173,800 from the exercise of 316,000 Options at $0.55 per share by shareholders who participated in a Private Placement in March 2006.

Financial Result
The loss by the Company for the half-year ended 31 December 2006, after the provision for income tax of nil, was $8,784,306 (*2005: $4,935,698*). This result has been achieved after fully expensing all research, development, and patent costs. The increased loss during the current period is primarily due to costs associated with extensive clinical trial activity. Income for the period totalled $637,610, including interest revenue of $633,763 and sundry income of $3,847.

Metabolic has no borrowings and has cash and bank term deposits in excess of $24 million as at 21 February 2007.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

As set out in the Review and Results of Operations section of this report, the Company announced on 21 February 2007 that the Phase 2B *OPTIONS Study* results for its obesity drug, AOD9604, did not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition has been terminated.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals, and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This Half-Year Report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration as required by section 307C of the Corporations Act 2001 is set out on the following page.

Signed in accordance with a resolution of the Directors

Roland Scollay
Chief Executive Officer

Arthur Emmett
Chairman

Melbourne
23 February, 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
Melbourne
23 February 2007

Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006	Notes	31 December 2006 $	31 December 2005 $
Finance revenue		633,763	511,865
Government grant income		-	208,625
Other income		3,847	178
Project expense	4(a)	(6,261,753)	(2,980,556)
Employee benefits expense	4(b)	(2,140,862)	(1,783,904)
Depreciation and amortisation expense		(156,807)	(141,349)
Operating leases		(68,136)	(63,233)
Laboratory expenses		(58,862)	(146,618)
Other administrative and overhead expenses		(735,496)	(540,706)
Net Loss before income tax		(8,784,306)	(4,935,698)
Income tax expense		-	-
Net loss attributable to members		(8,784,306)	(4,935,698)
Basic earnings per share (cents per share)		(3.07) cents	(1.95) cents
Diluted earnings per share (cents per share)		(3.07) cents	(1.95) cents

Balance Sheet

AS AT 31 DECEMBER 2006	Note	31 December 2006 $	30 June 2006 $
ASSETS			
Current Assets			
Cash and cash equivalents	5	25,692,916	23,304,295
Receivables		400,401	342,077
Prepayments		90,357	89,032
Other		12,141	12,141
Total Current Assets		26,195,815	23,747,545
Non-Current Assets			
Available-for-sale financial assets – investment in shares		500,000	487,500
Property, plant and equipment		656,389	713,456
Total Non-Current Assets		1,156,389	1,200,956
TOTAL ASSETS		27,352,204	24,948,501
LIABILITIES			
Current Liabilities			
Trade and other payables		2,561,820	1,947,861
Provisions		255,437	201,032
Total Current Liabilities		2,817,257	2,148,893
Non-Current Liabilities			
Provisions		52,324	34,994
Total Non-Current Liabilities		52,324	34,994
TOTAL LIABILITIES		2,869,581	2,183,887
NET ASSETS		24,482,623	22,764,614
EQUITY			
Contributed Equity		88,554,404	78,244,479
Reserves		1,051,963	872,073
Gains/(losses) on available-for-sale financial assets		-	(12,500)
Retained Earnings/(Accumulated losses)		(65,123,744)	(56,339,438)
TOTAL EQUITY		24,482,623	22,764,614

Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2006		78,244,479	(56,339,438)	859,573	22,764,614
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	12,500	12,500
Total fair value adjustments		-	-	12,500	12,500
- Total income and expense for the period recognised directly in equity		-	-	12,500	12,500
- Profit/(Loss) for the period		-	(8,784,306)	-	(8,784,306)
Total income/expense for the period		-	(8,784,306)	12,500	(8,771,806)
- Issue of shares and exercise of options	8	10,673,800	-	-	10,673,800
- Capital raising costs recognised in equity		(363,875)	-	-	(363,875)
- Share-based payments		-	-	179,890	179,890
At 31 December 2006		88,554,404	(65,123,744)	1,051,963	24,482,623

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2005		61,777,978	(45,045,569)	549,332	17,281,741
- Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139 Financial Instruments: Recognition and Measurement		-	-	62,500	62,500
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	100,000	100,000
- Deferred tax liability on fair value adjustments to listed investments		-	-	(48,750)	(48,750)
Total fair value adjustments		-	-	113,750	113,750
- Total income and expense for the period recognised directly in equity		-	-	113,750	113,750
- Profit/(Loss) for the period		-	(4,935,698)	-	(4,935,698)
Total income/expense for the period		-	(4,935,698)	113,750	(4,821,948)
- Issue of shares and exercise of options	8	4,287,126	-	-	4,287,126
- Capital raising costs recognised in equity		(67,127)			(67,127)
- Share-based payments		-	-	74,580	74,580
At 31 December 2005		65,997,977	(49,981,267)	737,662	16,754,372

Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006	Note	31 December 2006 $	31 December 2005 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(8,464,151)	(5,899,865)
Interest received		638,739	523,251
Receipt of government grants		-	208,625
Sundry income		3,847	178
Net cash outflows used in operating activities		(7,821,565)	(5,167,811)
Cash Flows from Investing Activities			
Payments for plant and equipment		(99,739)	(29,750)
Net cash outflows used in investing activities		(99,739)	(29,750)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and exercise of options	8	10,309,925	4,219,999
Net Proceeds from issue of options		-	1
Net cashflows from financing activities		10,309,925	4,220,000
Net increase/(decrease) in cash and cash equivalents		2,388,621	(977,561)
Cash and cash equivalents at beginning of period		23,304,295	17,077,358
Cash and cash equivalents at the end of period	5	25,692,916	16,099,797

Notes to the Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2006 was authorised for issue in accordance with a resolution of the Directors on 23 February 2007.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full annual financial report.

This half-year financial report should be read in conjunction with the annual financial report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2006, which was prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards (including Australian equivalents to International Financial Reporting Standards) and other mandatory professional reporting requirements.

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2006 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of accounting

This half-year financial report for the period ending 31 December 2006 is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The half-year financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The accounting policies adopted in this half-year financial report are consistent with those used in the annual financial report for the year ended 30 June 2006.

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Changes in accounting policies

The Australian Accounting Standards that have recently been issued or amended are set out in the table below. These changes are not yet effective and have not been adopted for the half-year reporting period ending 31 December 2006. There is no change to Metabolic's accounting policy and therefore no impact.

	Affected Standard(s)	Application date of standard	Application date for Company
AASB Amendment			
AASB 2005-10	Amendments to Australian Accounting Standards AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038	1 January 2007	1 July 2007
New Standard			
AASB 7 *Financial Instruments: Disclosures*	AASB 7 *Financial Instruments: Disclosures* (replacing disclosure requirements of AASB 132)	1 January 2007	1 July 2007

The following amendments are not applicable to the Company and therefore have no impact:

UIG Affected Standards	Title:	Application date of UIG	Application date for Company
UIG 7	Applying the Restatement Approach under AASB 129 *Financial Reporting in Hyperinflationary Economies*	1 March 2006	1 July 2006
UIG 8	Scope of AASB 2 *Share-based Payments*	1 May 2006	1 July 2006
UIG 9	Reassessment of Embedded Derivatives	1 June 2006	1 July 2006

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

4 EXPENSES

	31 December 2006 $	31 December 2005 $
(a) Project expense		
(1) Pre Clinical expense		
(i) ACV1 - Neuropathic Pain	(93,152)	(118,931)
(ii) AOD9604 - Obesity	(514,931)	(55,102)
(iii) Other Projects	(51,700)	(85,554)
	(659,783)	(259,587)
(2) Clinical Trials expense		
(i) ACV1 - Neuropathic Pain	(537,491)	(670,858)
(ii) AOD9604 - Obesity	(3,474,296)	(754,396)
(iii) Other Projects	-	-
	(4,011,787)	(1,425,254)
(3) Formulation & Manufacture expense		
(i) ACV1 - Neuropathic Pain	(818,781)	(66,202)
(ii) AOD9604 - Obesity	(89,808)	(519,508)
(iii) Other Projects	(8,229)	(995)
	(916,818)	(586,705)
(4) Miscellaneous Project expense		
(i) ACV1 - Neuropathic Pain	(314,820)	(310,895)
(ii) AOD9604 - Obesity	(326,372)	(384,396)
(iii) Other Projects	(32,173)	(13,719)
	(673,365)	(709,010)
Total Project expense		
(i) ACV1 - Neuropathic Pain	**(1,764,244)**	**(1,166,886)**
(ii) AOD9604 - Obesity	**(4,405,407)**	**(1,713,402)**
(iii) Other Projects	**(92,102)**	**(100,268)**
	(6,261,753)	**(2,980,556)**
(b) Employee benefits expense		
Wages and salaries	(1,697,067)	(1,490,053)
Superannuation	(110,740)	(103,240)
Share-based payments expense	(179,890)	(74,580)
Directors fees	(81,430)	(71,430)
Long service leave provision	(28,057)	(45,782)
Annual leave provision	(43,678)	1,181
	(2,140,862)	**(1,783,904)**

5 CASH AND CASH EQUIVALENTS

For the purpose of the half-year Cash Flow Statement, cash and cash equivalents are comprised of the following:

	31 December 2006 $	31 December 2005 $
Cash at bank and in hand	492,916	1,349,797
Short term deposits	25,200,000	14,750,000
	25,692,916	16,099,797

The company has no borrowings.

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

6 PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals
During the half-year ended 31 December 2006, the company acquired assets with a cost of $99,739 (2005: $29,750).
No assets were disposed of by the Company during the half-year ended 31 December 2006 (2005: $Nil).

Impairment
A review of the carrying values of plant and equipment for impairment, determined that there is no indication that the carrying values may not be recoverable.

7 SHARE-BASED PAYMENTS

On 17 November 2006, Metabolic issued 1,527,096 performance rights pursuant to the Metabolic Performance Rights Plan.

For those performance rights subject to the Share Price Performance vesting condition, the barrier share price had been met prior to the option grant and consequently they have been valued at the closing share price as at the date of grant.

For those performance rights with non-market performance conditions, the fair value of performance rights issued is determined by using a Binomial Distribution Option Pricing Model.

The assumptions used to obtain a fair value for the 2006 performance rights allocations are:

Key Variables	
Exercise Price	Nil
Risk Free Rate: 5 year Treasury Bond	5.94%
MBP Share price as at grant date of 17 November 2006:	$0.705
MBP Volatility/Standard Deviation:	59.97%
Expiry Date:	1 Sept 2011
Dividend Yield:	0.0%
Approximate value of each performance right:	$0.70

The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date. The estimated fair value of each performance right at grant date is $0.70.

8 ISSUED CAPITAL

	31 December 2006 No. of Shares	31 December 2005 No. of Shares	31 December 2006 $	31 December 2005 $
Issues of ordinary shares during the half-year				
- Share Purchase Plan offered to existing shareholders	-	6,628,833	-	$4,020,588
- Private Placement of ordinary shares to institutional and professional investors	14,583,333	-	$10,500,000	-
- Options converting to ordinary shares (MBPAW)	316,000	-	$173,800	-
- Exercise of options issued pursuant to the Metabolic Employee Share Option Plan	-	484,615	-	$266,538
- Exercise of performance rights issued pursuant to the Metabolic Performance Rights Plan (Exercise price: $Nil)	48,729	-	-	-
- Capital raising costs recognised as a reduction to equity	-	-	($363,875)	($67,127)
Shares issued / Net proceeds	14,948,062	7,113,448	$10,309,925	$4,219,999

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

9 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Directors were not aware of any contingent liabilities or contingent assets at 30 June 2006. There has been no change since that date.

10 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review and Results of Operations section of the Directors' Report, the Company announced on 21 February 2007 that the Phase 2B *OPTIONS Study* results for its obesity drug, AOD9604, did not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition has been terminated. This event subsequent to the balance sheet date does not affect any figures contained in the Financial Statements.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION
FOR THE PERIOD ENDED 31 DECEMBER 2006

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company:

    (i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date;

    (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Roland Scollay
Chief Executive Officer

Arthur Emmett
Chairman

Melbourne
23 February, 2007

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Metabolic Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Joanne Lonergan
Partner
Melbourne
23 February 2007

metabolic

26 February, 2006

Australian Securities & Investments Commission,
P.O. Box 4000
Gippsland Mail Centre,
VICTORIA 3841

Dear Sir

Re: Half Yearly Accounts for six months ended 31 December 2006

We enclose Notification of Half Yearly Accounts (Form 7051) together with Financial Report for the half year ended 31 December 2006, Auditor's Independent Auditor Review Report, Auditor's Independence Declaration, Directors' Report and Directors' Declaration.

We would be pleased if you would acknowledge receipt of the above in due course.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

(MPASIC4.doc)

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ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), 286(1), 320

HALF YEARLY REPORTS

Disclosing entity

Please complete A, B or C.

A a company
name Metabolic Pharmaceuticals Limited
A.C.N. 083 866 862

B a body (other than a company)
name
A.R.B.N. (*if applicable*)

C a registered scheme
name
A.R.S.N.

Financial period

from 1 / 7 / 2006 to 31 / 12 / 2006

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:
if a company or a body: a director or secretary or the equivalent
if a registered scheme: a director or secretary of the responsible entity acting in that capacity

name of responsible entity Metabolic Pharmaceuticals Limited
A.C.N 083 866 862
name of person signing (print) Belinda Shave capacity Company Secretary

sign here B Shave date 26 / 2 / 07

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

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Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year ended 31 December 2006

Table of Contents

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Metabolic Pharmaceuticals Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2006

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") is pleased to submit its report in respect of the financial half-year ended 31 December 2006.

DIRECTORS

The names of the Company's Directors in office during the half-year and until the date of this report are below. Directors were in office for this entire period.

Dr Arthur Emmett, *Non-Executive Chairman*, MB BS
Dr Roland Scollay, *Chief Executive Officer*, BSc, PhD, GAICD
Dr Chris Belyea, *Chief Scientific Officer*, BSc(Hons), PhD, FIPAA
Dr Evert Vos, *Non-Executive Director*, BSc(Hons), BMedSc, PhD, MD
Mr Patrick Sutch, *Non-Executive Director*
Ms Robyn Baker, *Non-Executive Director* LLB (Hons), BA, GCertMgt, GDipAppFin

PRINCIPAL ACTIVITIES

Metabolic's main focus is to take innovative drugs with large market potential through formal preclinical and clinical development. Each of the Company's drugs target diseases or conditions which are not well treated, or only partially treated by existing therapies. If successful, each drug has the potential to improve the lives of millions of people worldwide.

Metabolic is also developing an *Oral Peptide Delivery Platform* to enable newly created, orally delivered variants of existing injected peptide drugs, a technology which has already shown proof-of-concept in rodents. This platform could have high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals. The Company is currently designing and testing oral variants of a range of high-value peptide drugs.

REVIEW AND RESULTS OF OPERATIONS

During the period under review further substantial progress was made on the Company's main projects including, but not limited to:

Phase 2B *OPTIONS Study* completed for Obesity drug *AOD9604*

Metabolic's Phase 2B *OPTIONS Study* for obesity drug *AOD9604* was completed on time and within budget in December 2006. The primary aim of the *OPTIONS Study* was to assess the weight loss of subjects on lower doses of *AOD9604* compared to placebo, firstly over a 12 week period, and secondly over a 24 week period.

On 21 February 2007 the Company announced that the Phase 2B *OPTIONS Study* results for its obesity drug, AOD9604, did not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition has been terminated.

Trial results showed that weight loss at the primary and secondary endpoints of 12 or 24 weeks of treatment, was too low to reach statistical significance. The design of the obesity trial included Phase 3 conditions, such as a broader population of subjects (536 in total) and a formal diet and exercise programme. Under these additional conditions the AOD9604 treatment did not demonstrate the weight loss required to support commercial outcomes.

Phase 2A programme commenced for Neuropathic Pain drug *ACV1*

During the period under review, Metabolic achieved several milestones with its drug for neuropathic pain, *ACV1*. First and foremost, the Phase 2A programme for *ACV1* commenced in September 2006. This programme comprises two separate trials that will address safety and tolerability in patients suffering three different kinds of neuropathic pain; sciatic pain,

which is neuropathic pain caused by physical nerve damage, post-shingles neuropathic pain caused by herpes virus infection and neuropathic pain caused by diabetes. These trials are primarily designed to investigate the safety and tolerability of *ACV1* in patients who suffer from neuropathic pain. They may also provide indications of the efficacy of *ACV1* although the trial is not specifically powered to definitively establish this.

In November 2006, the first group of patients suffering sciatic neuropathic pain was treated with *ACV1* as part of the first Phase 2A trial. Recruitment is continuing and results of this trial are expected to be available in mid 2007. The second trial in patients suffering diabetic neuropathic pain and post-herpetic neuralgia is anticipated to commence in March 2007.

In addition, Metabolic completed a Phase 1 extension study for *ACV1* in December 2006. The purpose of this trial was to study the safety, tolerability and pharmacokinetics of a higher dose of *ACV1* than previously tested in the first Phase 1 trial (which was successfully completed in October 2005). The clean safety and side effect profile shown in the previous Phase 1 study allows Metabolic to enhance the overall *ACV1* data package by expanding knowledge of the "margin of safety" above the anticipated therapeutic dose. Results of this study are expected In March 2007.

During the period under review, a group of leading academic researchers working independently in the US identified the particular molecule in the body that *ACV1* blocks, as well as significant additional information about how it may work to relieve pain and apparently repair damaged nerves. This has enabled Metabolic to understand the drug's likely mechanism of action, which is a key element in the clinical development and commercialisation of a drug with a novel mode of action.

ACV1 is currently being tested in Metabolic's Phase 2A program for neuropathic pain and is administered via subcutaneous injection. Metabolic has made considerable progress testing several variants of this drug that have shown efficacy by oral delivery in rodents. This range of oral variants of *ACV1* has been developed using Metabolic's *Oral Peptide Delivery Platform.*

Proof-of-concept established for Metabolic's *Oral Peptide Delivery Platform*
As mentioned above, Metabolic has made progress with its *Oral Peptide Delivery Platform* to develop new oral variants of existing injected peptide drugs so that they can be taken by mouth rather than injected.

The Company's newly created oral variant of its pain drug, *ACV1,* displays high levels of oral efficacy in rodents, which was previously only effective by injection. Metabolic is currently selecting the lead compound to take into a formal development programme in 2007. The knowledge gained from modifying *ACV1* is assisting the Company in testing its *Oral Peptide Delivery Platform* for application to other injected peptide drugs.

Further animal studies conducted to examine effects of *AOD9604* on Osteoporosis
Animal studies indicate that Metabolic's investigational drug *AOD9604* may have a beneficial role in the prevention and / or treatment of osteoporosis. Further animal studies are in progress to examine the effects of *AOD9604* over a wider range of daily oral doses and to examine whether the drug will work as a treatment for existing osteoporosis as well as prevention. Further development will be considered in light of the result of these ongoing studies and a costing analysis.

Research
Metabolic has continued to progress its early stage in-house discovery projects and to seek external opportunities to add to its pipeline.

Capital raising

Metabolic raised $10.5 million through a Private Placement completed in December 2006 to primarily existing shareholders. This placement resulted in the new issue of 14.6 million shares at $0.72 per share (at no discount to the market price at the time) and represented less than 5% of the total issued capital of Metabolic. The Company also raised a further $173,800 from the exercise of 316,000 Options at $0.55 per share by shareholders who participated in a Private Placement in March 2006.

Financial Result

The loss by the Company for the half-year ended 31 December 2006, after the provision for income tax of nil, was $8,784,306 (*2005: $4,935,698*). This result has been achieved after fully expensing all research, development, and patent costs. The increased loss during the current period is primarily due to costs associated with extensive clinical trial activity. Income for the period totalled $637,610, including interest revenue of $633,763 and sundry income of $3,847.

Metabolic has no borrowings and has cash and bank term deposits in excess of $24 million as at 21 February 2007.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

As set out in the Review and Results of Operations section of this report, the Company announced on 21 February 2007 that the Phase 2B *OPTIONS Study* results for its obesity drug, AOD9604, did not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition has been terminated.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals, and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This Half-Year Report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration as required by section 307C of the Corporations Act 2001 is set out on the following page.

Signed in accordance with a resolution of the Directors

Roland Scollay
Chief Executive Officer

Arthur Emmett
Chairman

Melbourne
23 February, 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
Melbourne
23 February 2007

Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006	Notes	31 December 2006 $	31 December 2005 $
Finance revenue		633,763	511,365
Government grant income		-	208,625
Other income		3,847	178
Project expense	4(a)	(6,261,753)	(2,980,556)
Employee benefits expense	4(b)	(2,140,862)	(1,783,904)
Depreciation and amortisation expense		(156,807)	(141,349)
Operating leases		(68,136)	(63,233)
Laboratory expenses		(58,862)	(146,618)
Other administrative and overhead expenses		(735,496)	(540,706)
Net Loss before income tax		(8,784,306)	(4,935,698)
Income tax expense		-	-
Net loss attributable to members		(8,784,306)	(4,935,698)
Basic earnings per share (cents per share)		(3.07) cents	(1.95) cents
Diluted earnings per share (cents per share)		(3.07) cents	(1.95) cents

Balance Sheet

AS AT 31 DECEMBER 2006	Note	31 December 2006 $	30 June 2006 $
ASSETS			
Current Assets			
Cash and cash equivalents	5	25,692,916	23,304,295
Receivables		400,401	342,077
Prepayments		90,357	89,032
Other		12,141	12,141
Total Current Assets		26,195,815	23,747,545
Non-Current Assets			
Available-for-sale financial assets – investment in shares		500,000	487,500
Property, plant and equipment		656,389	713,456
Total Non-Current Assets		1,156,389	1,200,956
TOTAL ASSETS		27,352,204	24,948,501
LIABILITIES			
Current Liabilities			
Trade and other payables		2,561,820	1,947,861
Provisions		255,437	201,032
Total Current Liabilities		2,817,257	2,148,893
Non-Current Liabilities			
Provisions		52,324	34,994
Total Non-Current Liabilities		52,324	34,994
TOTAL LIABILITIES		2,869,581	2,183,887
NET ASSETS		24,482,623	22,764,614
EQUITY			
Contributed Equity		88,554,404	78,244,479
Reserves		1,051,963	872,073
Gains/(losses) on available-for-sale financial assets		-	(12,500)
Retained Earnings/(Accumulated losses)		(65,123,744)	(56,339,438)
TOTAL EQUITY		24,482,623	22,764,614

Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2006		*78,244,479*	*(56,339,438)*	*859,573*	*22,764,614*
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	12,500	12,500
Total fair value adjustments		-	-	12,500	12,500
- Total income and expense for the period recognised directly in equity		-	-	12,500	12,500
- Profit/(Loss) for the period		-	(8,784,306)	-	(8,784,306)
Total income/expense for the period		-	(8,784,306)	12,500	(8,771,806)
- Issue of shares and exercise of options	8	10,673,800	-	-	10,673,800
- Capital raising costs recognised in equity		(363,875)	-	-	(363,875)
- Share-based payments		-	-	179,890	179,890
At 31 December 2006		88,554,404	(65,123,744)	1,051,963	24,482,623

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2005		*61,777,978*	*(45,045,569)*	*549,332*	*17,281,741*
- Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139 Financial Instruments: Recognition and Measurement		-	-	62,500	62,500
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	100,000	100,000
- Deferred tax liability on fair value adjustments to listed investments		-	-	(48,750)	(48,750)
Total fair value adjustments		-	-	113,750	113,750
- Total income and expense for the period recognised directly in equity		-	-	113,750	113,750
- Profit/(Loss) for the period		-	(4,935,698)	-	(4,935,698)
Total income/expense for the period		-	(4,935,698)	113,750	(4,821,948)
- Issue of shares and exercise of options	8	4,287,126	-	-	4,287,126
- Capital raising costs recognised in equity		(67,127)			(67,127)
- Share-based payments		-	-	74,580	74,580
At 31 December 2005		65,997,977	(49,981,267)	737,662	16,754,372

Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006	Note	31 December 2006 $	31 December 2005 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(8,464,151)	(5,899,865)
Interest received		638,739	523,251
Receipt of government grants		-	208,625
Sundry income		3,847	178
Net cash outflows used in operating activities		(7,821,565)	(5,167,811)
Cash Flows from Investing Activities			
Payments for plant and equipment		(99,739)	(29,750)
Net cash outflows used in investing activities		(99,739)	(29,750)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and exercise of options	8	10,309,925	4,219,999
Net Proceeds from issue of options		-	1
Net cashflows from financing activities		10,309,925	4,220,000
Net increase/(decrease) in cash and cash equivalents		2,388,621	(977,561)
Cash and cash equivalents at beginning of period		23,304,295	17,077,358
Cash and cash equivalents at the end of period	5	25,692,916	16,099,797

Notes to the Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2006 was authorised for issue in accordance with a resolution of the Directors on 23 February 2007.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full annual financial report.

This half-year financial report should be read in conjunction with the annual financial report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2006, which was prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards (including Australian equivalents to International Financial Reporting Standards) and other mandatory professional reporting requirements.

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2006 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of accounting

This half-year financial report for the period ending 31 December 2006 is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The half-year financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The accounting policies adopted in this half-year financial report are consistent with those used in the annual financial report for the year ended 30 June 2006.

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Changes in accounting policies

The Australian Accounting Standards that have recently been issued or amended are set out in the table below. These changes are not yet effective and have not been adopted for the half-year reporting period ending 31 December 2006. There is no change to Metabolic's accounting policy and therefore no impact.

	Affected Standard(s)	Application date of standard	Application date for Company
AASB Amendment			
AASB 2005-10	Amendments to Australian Accounting Standards AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038	1 January 2007	1 July 2007
New Standard			
AASB 7 *Financial Instruments: Disclosures*	AASB 7 *Financial Instruments: Disclosures* (replacing disclosure requirements of AASB 132)	1 January 2007	1 July 2007

The following amendments are not applicable to the Company and therefore have no impact.

UIG Affected Standards	Title:	Application date of UIG	Application date for Company
UIG 7	Applying the Restatement Approach under AASB 129 *Financial Reporting in Hyperinflationary Economies*	1 March 2006	1 July 2006
UIG 8	Scope of AASB 2 *Share-based Payments*	1 May 2006	1 July 2006
UIG 9	Reassessment of Embedded Derivatives	1 June 2006	1 July 2006

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

4 EXPENSES

	31 December 2006 $	31 December 2005 $
(a) Project expense		
(1) Pre Clinical expense		
(i) ACV1 - Neuropathic Pain	(93,152)	(118,931)
(ii) AOD9604 - Obesity	(514,931)	(55,102)
(iii) Other Projects	(51,700)	(85,554)
	(659,783)	(259,587)
(2) Clinical Trials expense		
(i) ACV1 - Neuropathic Pain	(537,491)	(670,858)
(ii) AOD9604 - Obesity	(3,474,296)	(754,396)
(iii) Other Projects	-	-
	(4,011,787)	(1,425,254)
(3) Formulation & Manufacture expense		
(i) ACV1 - Neuropathic Pain	(818,781)	(66,202)
(ii) AOD9604 - Obesity	(89,808)	(519,508)
(iii) Other Projects	(8,229)	(995)
	(916,818)	(586,705)
(4) Miscellaneous Project expense		
(i) ACV1 - Neuropathic Pain	(314,820)	(310,895)
(ii) AOD9604 - Obesity	(326,372)	(384,396)
(iii) Other Projects	(32,173)	(13,719)
	(673,365)	(709,010)
Total Project expense		
(i) ACV1 - Neuropathic Pain	**(1,764,244)**	**(1,166,886)**
(ii) AOD9604 - Obesity	**(4,405,407)**	**(1,713,402)**
(iii) Other Projects	**(92,102)**	**(100,268)**
	(6,261,753)	**(2,980,556)**
(b) Employee benefits expense		
Wages and salaries	(1,697,067)	(1,490,053)
Superannuation	(110,740)	(103,240)
Share-based payments expense	(179,890)	(74,580)
Directors fees	(81,430)	(71,430)
Long service leave provision	(28,057)	(45,782)
Annual leave provision	(43,678)	1,181
	(2,140,862)	(1,783,904)

5 CASH AND CASH EQUIVALENTS

For the purpose of the half-year Cash Flow Statement, cash and cash equivalents are comprised of the following:

	31 December 2006 $	31 December 2005 $
Cash at bank and in hand	492,916	1,349,797
Short term deposits	25,200,000	14,750,000
	25,692,916	16,099,797

The company has no borrowings.

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

6 PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals
During the half-year ended 31 December 2006, the company acquired assets with a cost of $99,739 (2005: $29,750). No assets were disposed of by the Company during the half-year ended 31 December 2006 (2005: $Nil).

Impairment
A review of the carrying values of plant and equipment for impairment, determined that there is no indication that the carrying values may not be recoverable.

7 SHARE-BASED PAYMENTS

On 17 November 2006, Metabolic issued 1,527,096 performance rights pursuant to the Metabolic Performance Rights Plan.

For those performance rights subject to the Share Price Performance vesting condition, the barrier share price had been met prior to the option grant and consequently they have been valued at the closing share price as at the date of grant.

For those performance rights with non-market performance conditions, the fair value of performance rights issued is determined by using a Binomial Distribution Option Pricing Model.

The assumptions used to obtain a fair value for the 2006 performance rights allocations are:

Key Variables	
Exercise Price	Nil
Risk Free Rate: 5 year Treasury Bond	5.94%
MBP Share price as at grant date of 17 November 2006:	$0.705
MBP Volatility/Standard Deviation:	59.97%
Expiry Date:	1 Sept 2011
Dividend Yield:	0.0%
Approximate value of each performance right:	$0.70

The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date. The estimated fair value of each performance right at grant date is $0.70.

8 ISSUED CAPITAL

	31 December 2006 No. of Shares	31 December 2005 No. of Shares	31 December 2006 $	31 December 2005 $
Issues of ordinary shares during the half-year				
- Share Purchase Plan offered to existing shareholders	-	6,628,833	-	$4,020,588
- Private Placement of ordinary shares to institutional and professional investors	14,583,333	-	$10,500,000	-
- Options converting to ordinary shares (MBPAW)	316,000	-	$173,800	-
- Exercise of options issued pursuant to the Metabolic Employee Share Option Plan	-	484,615	-	$266,538
- Exercise of performance rights issued pursuant to the Metabolic Performance Rights Plan (Exercise price: $Nil)	48,729	-	-	-
- Capital raising costs recognised as a reduction to equity	-	-	($363,875)	($67,127)
Shares issued / Net proceeds	14,948,062	7,113,448	$10,309,925	$4,219,999

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

9 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Directors were not aware of any contingent liabilities or contingent assets at 30 June 2006. There has been no change since that date.

10 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review and Results of Operations section of the Directors' Report, the Company announced on 21 February 2007 that the Phase 2B *OPTIONS Study* results for its obesity drug, AOD9604, did not support the commercial viability of the drug as a treatment for obesity. Development of the drug for this condition has been terminated. This event subsequent to the balance sheet date does not affect any figures contained in the Financial Statements.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION
FOR THE PERIOD ENDED 31 DECEMBER 2006

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company:

   (i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date;

   (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Roland Scollay
Chief Executive Officer

Arthur Emmett
Chairman

Melbourne
23 February, 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Metabolic Pharmaceuticals Limited

Report on the Half-Year Condensed Financial Report

We have reviewed the accompanying half year financial report of Metabolic Pharmaceuticals Limited (the company), which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Half Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Metabolic Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Metabolic Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the company's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

   (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner
Melbourne
23 February 2007

END